Rule 424(b)(3)
                                          Registration Statement No.333-63793
                                          Cusip # 12560PBF7

PRICING SUPPLEMENT NO. 17,
Dated March 25, 1999 to Prospectus, dated September 24, 1998 and Prospectus Supplement, dated September 25, 1998.

                              THE CIT GROUP, INC.
                        MEDIUM-TERM FLOATING RATE NOTES
                  DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note         (   ) Senior Subordinated Note

Principal Amount:  U.S. $200,000,000.

Proceeds to Corporation:  100% or $200,000,000.

Underwriting Discount:  0%.

Issue Price:  Variable Price Reoffer, Initially at Par.

Original Issue Date:  March 30, 1999.

Maturity Date: April 2, 2001, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis:  LIBOR.

Index Maturity:   Three months

Spread:  +5.5 basis points ( .055%).

Interest Rate Calculation:    LIBOR determined on the Interest Determination
    Date plus the Spread.

Initial Interest Rate:  LIBOR determined two London Business Days prior to the
    Original Issue Date plus the Spread.

Specified Currency:  U.S. Dollars

The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about March 30, 1999.

                              CHASE SECURITIES INC.
                           CREDIT SUISSE FIRST BOSTON


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Form:  Global Note.

Interest Reset Date:  Quarterly  on  Quarterly on January 2, April 2, July 2 and
      October 2, commencing July 2, 1999, provided that if any Interest Reset Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day (as defined below), then the Interest Reset Date will be the first following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.


Interest Payment Dates: Quarterly on January 2, April 2, July 2 and October 2, commencing July 2, 1999, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
      Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Interest Determination Date:  Two London Business Days prior to each Interest
   Reset Date.

Calculation Date: The earlier of (a) the Business Day immediately preceding the applicable Interest Payment Date or the date on which the Note will mature, or (b) the tenth calendar day after an Interest Determination Date, provided such day is a Business Day, or, if such day is not a Business Day, the next succeeding Business Day.

Maximum Interest Rate:  Not applicable.

Minimum Interest Rate:  0.0%.

Other Provisions:

      "LIBOR" means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.
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      "Telerate Page 3750" means the display page designated as page 3750 on the
      Dow Jones Telerate Service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

      "London Business Day" means any day on which deposits in U.S. dollars are transacted in the London interbank market.


Trustee, Registrar, Authenticating and Paying Agent:
      The First National Bank of Chicago, under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.


                                 UNDERWRITING

Chase Securities Inc. and Credit Suisse First Boston Corporation (the
  "Underwriters") are acting as principals in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated March 25, 1999 (the "Terms Agreement"), between the Corporation and the Underwriters, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers
Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), the Corporation has agreed to sell to the Underwriters, and the Underwriters have each severally agreed to purchase the principal amount of the Notes set forth below opposite their names.


      Underwriter                                       Principal Amount

      Chase Securities Inc.                                 $100,000,000
      Credit Suisse First Boston Corporation                $100,000,000

      Total                                                 $200,000,000

Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters have advised the Corporation that they propose to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting
discounts,   concessions  or  commissions  from  the  Underwriters   and/or  the
purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriters may be deemed to have received compensation
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from the Corporation in the form of underwriting discounts, and the Underwriters may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

      The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.